UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share**

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Cheng Yaw Sun

16/F, Tower E, 6 Gong Yuan West Street,

Jian Guo Men Nei, Dong Cheng District

Beijing, China 100005

+ 86 (10) 6518-1122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing 2 Common Shares.

***	CUSIP number of the American Depositary Shares.

CUSIP No. 00211V106

1.	Names of Reporting Persons. [Please create a separate cover sheet for each entity]. I.R.S. Identification Nos. of above persons (entities only) Twittering World Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000 Common Shares[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,000,000 Common Shares[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 Common Shares[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%[2]
14.	Type of Reporting Person (See Instructions) CO

[1]	Includes 936,936 Common Shares and 531,532 American Depositary Shares (“ADSs”) representing 1,063,064 Common Shares.
[2]	Based on 46,091,518 outstanding Common Shares as of October 31, 2013.

CUSIP No. 00211V106

1.	Names of Reporting Persons. [Please create a separate cover sheet for each entity]. I.R.S. Identification Nos. of above persons (entities only) Xing Wei Institute Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,400,000 Common Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,400,000 Common Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000 Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0%[3]
14.	Type of Reporting Person (See Instructions) CO

[3]	Based on 46,091,518 outstanding Common Shares as of October 31, 2013.

CUSIP No. 00211V106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cheng Yaw Sun
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,400,000 Common Shares[4]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,400,000 Common Shares[4]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,000 Common Shares[4]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%[5]
14.	Type of Reporting Person (See Instructions) IN

[4]	Includes 936,936 Common Shares and 531,532 ADSs (representing 1,063,064 Common Shares) held of record by Twittering World Limited and 1,400,000 Common Shares held of record by Xing Wei Institute Inc.
[5]	Based on 46,091,518 outstanding Common Shares as of October 31, 2013.

Item 1. Security and Issuer

This statement relates to common shares, par value $0.01 per share (“Common Shares”), and American Depositary Shares, each representing two Common Shares (“ADS” and, together with Common Shares, “Shares”), issued by ATA Inc. (the “Issuer”). The Issuer’s address and principal executive office is 8th Floor, Tower E, 6 Gongyuan West St., Jian Guo Men Nei, Beijing 100005, People’s Republic of China.

Item 2. Identity and Background

(a)	This statement is being filed on behalf of each of (i) Twittering World Limited (“Twittering World”), a British Virgin Islands company, (ii) Xing Wei Institute Inc. (“Xing Wei”), a Cayman Islands company; and (iii) Mr. Cheng Yaw Sun, a citizen of the United States (each a “Reporting Person” or collectively, “Reporting Persons”).

(b)	The business address of Twittering World is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Xing Wei is Suite# 3-213 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 32311, Grand Cayman KY1-1209, Cayman Islands. Mr. Cheng Yaw Sun’s principal business address is the same as the Issuer’s.

(c)	The principal business of Twittering World is the acquiring, holding and disposing of investments for Mr. Cheng Yaw Sun, who is the sole shareholder and director of Twittering World. The principal business of Xing Wei is the acquiring, holding and disposing of investments for its beneficial owners, which include Mr. Cheng Yaw Sun and other individuals. Mr. Cheng Yaw Sun is the sole director of Xing Wei as well as the sole director of Xing Wei’s controlling shareholder, Xing Wei Institute Limited. No other person or entity has voting or dispositive power over the Shares held by Xing Wei. Mr. Cheng Yaw Sun’s principal occupation is serving as the Chief Executive Officer of the Issuer.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See paragraph (a) above for the citizenship of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 2,336,936 Common Shares and 531,532 ADSs (representing 1,063,064 Common Shares) in two transactions from existing shareholders of the Issuer for a total purchase price of $7,890,000.

On September 26, 2013, Twittering World acquired 936,936 Common Shares and 531,532 ADSs (representing 1,063,064 Common Shares) from Valley Joy Limited in a private sale pursuant to a Share Purchase Agreement by and between Twittering World and Valley Joy Limited dated September 26, 2013 for an aggregate consideration of $4,700,000. This purchase was funded by personal funds.

On November 13, 2013, Xing Wei acquired 1,400,000 Common Shares from New Beauty Holdings Limited in a private sale pursuant to the terms of a Share Purchase Agreement by and between Xing Wei and New Beauty Holdings Limited dated September 26, 2013 for consideration of $3,190,000. This purchase was funded by the proceeds from the sale by Xing Wei of the entire share capital of Xing Wei Institute (HongKong) Limited to the Issuer pursuant to a Share Purchase Agreement by and between Xing Wei and the Issuer dated September 26, 2013.

References to and descriptions of the Share Purchase Agreement between Twittering World and Valley Joy Limited and the Share Purchase Agreement between Xing Wei and New Beauty Holdings Limited set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of these Share Purchase Agreements, which have been filed as Exhibits 2 and 3, respectively.

Item 4. Purpose of Transaction

Each of the Reporting Persons acquired the Shares for investment purposes.

On October 8, 2013, Mr. Cheng Yaw Sun became the Chief Executive Officer and a director of the Issuer, and these positions give him significant influence over the future actions of the Issuer. In addition, on October 8, 2013, the Issuer awarded Mr. Cheng Yaw Sun nonqualified stock options for the purchase of 1,469,460 Common Shares of the Issuer with an exercise price of US$2.5. The options expire on October 7, 2023 and shall vest in four equal increments on the first, second, third and fourth anniversaries of the award date, October 8, 2013. References to and descriptions of the Nonqualified Stock Option Agreement between the Issuer and Mr. Cheng Yaw Sun in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of this Nonqualified Stock Option Agreement, which have been filed as Exhibit 4.

Apart from the foregoing, the Reporting Persons have no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover pages to this Statement for the aggregate number of Shares and percentage of issued and outstanding Common Shares owned by the Reporting Persons. All percentages of Common Shares beneficially owned described in this statement are based upon 46,091,518 outstanding Common Shares as of October 31, 2013.

(b) Twittering World is the record holder of 936,936 Common Shares and 531,532 ADSs (representing 1,063,064 Common Shares) and Xing Wei is the record holder of 1,400,000 Common Shares. Mr. Cheng Yaw Sun, as sole director and shareholder of Twittering World and sole director of Xing Wei may be deemed to have sole voting and dispositive power over the Shares held of record by Twittering World and Xing Wei.

(c) See Item 3 above regarding acquisitions of securities of the Issuer during the past 60 days. Other than as described herein, none of the Reporting Persons entered into any transaction involving the securities that are the subject of this Schedule 13D in the past sixty days.

(d) To the knowledge of each of the Reporting Persons, other than as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures set forth in Items 4 and 5 are incorporated by reference here. Except as set forth above, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

1.	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) of the Securities Exchange Act of 1934.

2.	Share Purchase Agreement, dated as of September 26, 2013, by and between Twittering World and Valley Joy Limited.

3.	Share Purchase Agreement, dated as of September 26, 2013, by and between Xing Wei and New Beauty Holdings Limited.

4.	Nonqualified Stock Option Agreement, dated October 8, 2013, by and between the Issuer and Mr. Cheng Yaw Sun.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013	Mr. Cheng Yaw Sun

	By:	/s/ Cheng Yaw Sun
	Name:	Mr. Cheng Yaw Sun

Twittering World Limited

	By:	/s/ Cheng Yaw Sun
	Name:	Mr. Cheng Yaw Sun
	Title:	Director

Xing Wei Institute Inc.

	By:	/s/ Cheng Yaw Sun
	Name:	Mr. Cheng Yaw Sun
	Title:	Director